Halcyon E. Skinner	hskinner@mcguirewoods.com
Direct: 904.798.2626	Direct Fax: 904.360.6324

October 13, 2010

VIA EDGAR
Matt S. McNair, Attorney-Advisor
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Jacksonville Bancorp, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed September 24, 2010
File No. 000-30248

Dear Mr. McNair:

We are responding on behalf of our client, Jacksonville Bancorp, Inc. (the “Company”), to your letter to Mr. Donald E. Roller, dated October 7, 2010.  Simultaneously with the submission of this letter, we are filing Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”).

This letter, together with the Amended Proxy Statement, responds to the comments in your letter dated October 7, 2010.   This letter repeats the comments from your letter of October 7, 2010, together with responses on behalf of the Company.

Preliminary Proxy Statement
General

1.	Please provide us with copies of the board books that were provided to the respective boards of directors.

Copies of the board books are being submitted concurrently herewith under separate cover with a request that confidential treatment be afforded to such materials.

2.	Please revise to include the disclosure required by Item 503 of Regulation S-K. Refer to Instruction 1 to Item 14 of Schedule 14A and Item 3 of Form S-4.

The Amended Proxy Statement contains the disclosures required by Item 503 of Regulation S-K.

October 13, 2010

3.
Please confirm that all material non-public information shared by you and Atlantic BancGroup, Inc. during due diligence is currently included within this document.  This would include any forecasts or projections that crossed from one side to the other.  Based on the disclosure in the document, it appears that certain financial projections were provided to Wunderlich and Ewing.  Please revise the document to disclose all projections that were provided.

All material non-public information shared by the Company and Atlantic BancGroup, Inc. (“ABI”) during due diligence was included in the Preliminary Proxy Statement filed on September 24, 2010 and is included in the Amended Proxy Statement.  No forecasts or projections crossed from one side to the other.

4.
We note that each of the amendments to your Articles of Incorporation is listed as one matter in Proposal 2.  Please tell us how you concluded that each amendment to your Articles of Incorporation should not be submitted as a separate matter to be acted upon. Refer to Exchange Act Rule l4a-4(a)(3).

The Amended Proxy Statement presents each material amendment relating to the proposed amendment and restatement of the Company’s Articles of Incorporation as a separate matter to be voted upon by the Company’s shareholders at the special meeting.

Questions and Answers, page 3

5.
Please remove the sentence that reads “This Proxy Statement provides information about the Merger for informational purposes only” as you are required to provide information regarding the merger in accordance with Note A and Item 14 of Schedule 14A.

The relevant sentence has been removed in the Amended Proxy Statement.

Selected Consolidated Financial Data of JBI and ABI, pages 10-11

6.	Please consider revising this section to include this data as of June 30, 2010 and June 30, 2009 for each company.

The Company believes that its shareholders/investors are provided with all material information pertinent to the matters to be voted on at the special meeting in the Amended Proxy Statement without making revisions to the “Selected Consolidated Financial Data” sections of the proxy statement.  As a smaller reporting company, the Company is not required to disclose information under Item 301 of Regulation S-K, but has elected to disclose certain consolidated financial data for the Company and ABI in the Company’s proxy statement.  Financials statements for the quarter ended June 30, 2010 for each company are included in the Company’s proxy statement, along with discussions of the second quarter results (including comparisons of results to the same periods in 2009).  Substantially all of the information called for in the “Selected Consolidated Financial Data” sections of the proxy statement is provided in other sections of the proxy statement for the quarters ended June 30, 2010 and June 30, 2009.

October 13, 2010

Opinion of Wunderlich Securities, Inc., page 26

7.
Please tell us whether any portion of the fee payable to Wunderlich is contingent upon completion of the merger.  Also, please revise to describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Wunderlich and JBI.  Refer to Item 14(b)(6) of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

No portion of the fee payable to Wunderlich is contingent upon the completion of the merger.  The section of the Amended Proxy Statement entitled “Opinion of Wunderlich Securities, Inc.” has been revised to disclose that no material relationship existed within the last two years between Wunderlich and JBI other than JBI’s engagement of Wunderlich to render an opinion in connection with the merger and stock purchase.  Please see page 34 of the Amended Proxy Statement.

Analysis of Information Considered, page 28

8.
Please expand this section to describe in greater detail the information Wunderlich analyzed in preparing its opinion.  Such information should include, but is not limited to, the identity of the banks utilized in its peer group analyses, as well as the key similarities and/or differences of the comparable transactions that caused those transactions to properly populate the peer groups.

The “Opinion of Wunderlich Securities, Inc.” section has been expanded to describe in greater detail the information that Wunderlich analyzed in preparing its opinion.  Please see page 36 of the Amended Proxy Statement.

Background of the Merger, page 41

9.	In the first paragraph in this section, please clarify the time period of loan losses where ABI bolstered its conclusions for the need to enter into a strategic transaction.

The first paragraph in the Background of the Merger section of the Amended Proxy Statement discloses that the time period of loan losses began in mid to late 2008, when the real estate values began to significantly deteriorate, and have continued through the present as real estate values continued to deteriorate.

October 13, 2010

Opinion of Allen C. Ewing & Co., page 47

10.
We note the disclosure on page 53 that Ewing received a total fee of $50,000 for its services in connection with the merger and rendering the fairness opinion.  Please tell us whether any portion of the fee is contingent upon completion of the merger.  Also, please revise to describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between Ewing and ABI.  Refer to Item 14(b)(6) of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

No portion of the fee payable to Ewing is contingent upon the completion of the merger.  The section of the Amended Proxy Statement entitled “Opinion of Allen C. Ewing & Co.” has been revised to disclose that no material relationship existed within the last two years between Ewing and ABI other than ABI’s engagement of Ewing to render an opinion in connection with the merger, and the engagement of Ewing Loan Advisors, Inc. (an affiliate of Ewing) by Oceanside Bank on March 5, 2010 to conduct the bank’s independent loan review for a fee of $27,500.  Please see page 65 of the Amended Proxy Statement.

Material United States Federal Income Tax Consequences of the Merger, page 61

11.
We note the assumptions in this section that (i) ABI shareholders hold their shares of ABI common stock as a capital asset, (ii) the Merger will constitute a reorganization within the meaning of Code Section 368(a), (iii) each of JBI and ABI will be party to such reorganization within the meaning of Code Section 368(b), (iv) neither JBI nor ABI will recognize gain or loss by reason of the Merger (except for amounts resulting from any required change in accounting methods and any income and deferred gain or loss recognized pursuant to Treasury regulations issued under Code Section 1502), and (v) the exchange in the Merger of ABI common stock for JBI common stock will not give rise to gain or loss to the shareholders of ABI with respect to such exchange, except to the extent of any cash received.  It is inappropriate to assume legal conclusions underlying an opinion provided by counsel.  Please revise so as to not assume legal conclusions underlying the tax opinion to be provided.

The assumption that ABI shareholders hold their shares of ABI common stock as a capital asset has been removed in the Amended Proxy Statement.  The items listed in (ii)-(v) above are not assumptions made, but rather opinions given by McGuireWoods LLP in the tax opinion.  The relevant disclosure has been revised in the Amended Proxy Statement by separating into two sentences the opinion rendered in the tax opinion, and the assumptions made underlying the opinions.  See page 79 of the Amended Proxy Statement.

October 13, 2010

12.	Please remove the assumption in the second paragraph on page 62.

The Company has removed the relevant assumption.  See page 80 of the Amended Proxy Statement.

The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the staff very much for its attention to the Company’s filing and for its ongoing assistance in processing this filing.  Any questions concerning this letter may be directed to the undersigned at (904) 798-2626.

Very truly yours,

/s/ Halcyon E. Skinner

Halcyon E. Skinner

cc:          Price W. Schwenck
Valerie A. Kendall